Exhibit 99.1

ELBIT IMAGING UPDATE RE DISPUTE WITH THE PURCHASER OF A PLOT IN INDIA

Tel Aviv, Israel, February 21, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today further to its press release dated 18 January 2018, regarding the sale of the 100% interest in an SPV (which is held by a subsidiary in which Elbit holds a 50% stake with its joint venture partner, PLAZA CENTERS N.V.),that holds property in Bangalore, India, to a local investor (the “Agreement” and the “Purchaser” respectively), that, despite the notice by the Purchaser that remaining payments under the Agreement will be stopped, the Purchaser has paid the January installment in the amount of INR 5 Crores (circa €0.62 million).

To date, since the signing of the Agreement, the Purchaser has paid non-refundable advance payments totaling INR 45 Crores (circa € 5.94 million), out of the total consideration of INR 338 Crores (circa €43.4 million) due under the Agreement.

The Company continues to reject the Purchaser’s claims and is constantly evaluating its options and considering its legal rights.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.’s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets;(ii) Medical industries and devices for(a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com